Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Date: January 28, 2016

The following is a transcript of a conference call held on January 27, 2016 relating to the announcement of the proposed merger between Media General, Inc. and Nexstar Broadcasting Group, Inc.

CORPORATE PARTICIPANTS

Perry Sook Nexstar Broadcasting Group Inc - Chairman, President and CEO

Vince Sadusky Media General - President and CEO

Tom Carter Nexstar Broadcasting Group Inc - CFO

CONFERENCE CALL PARTICIPANTS

Marci Ryvicker Wells Fargo Securities - Analyst

Dan Kurnos Benchmark Capital - Analyst

Davis Abaire Wells Fargo Securities - Analyst

Sasheen Shaw Albert Fried - Analyst

James Dix Wedbush Securities - Analyst

Tommy Moll Stephens Inc. - Analyst

David Cohen Midwood Capital - Analyst

Jim Goss Barrington Research - Analyst

Barry Lucas Gabelli & Co. - Analyst

PRESENTATION

Operator

Good day and welcome to Nexstar Broadcasting Group's conference call to discuss its acquisition of Media General. Today's call is being recorded. A presentation is available on Nexstar's website, www.nexstar.tv, which Management may reference on this call. Nexstar's forward-looking statements policy can be found on page 2 of the presentation, along with reference materials that may be filed with the Securities and Exchange Commission, including a registration statement containing a proxy statement and prospectis.

Nexstar encourages you to read these materials as they are filed because they will contain important information about the proposed transaction. At this time, I'd like to turn the conference over to you host, Nexstar's Chairman, President and CEO, Perry Sook. Please go ahead.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Thank you, Cassandra, and good morning, everyone. I'd like to thank you all for joining us today to review this morning's announcement of our definitive agreement with Media General, whereby Nexstar will acquire Media General for $4.6 billion in an accretive cash and stock transaction. The combined entity will be renamed Nexstar Media Group, reflecting not only the contributions of both companies, but also our broadened base of operations and capabilities to serve our markets. This is truly a transformational near- and long-term growth opportunity for both companies, as we create a leading provider of local news, content, and programming, with over $500 million of annual average free cash flow.

Media General President and CEO, Vince Sadusky, as well as Nexstar CFO, Tom Carter, are both with me on the call this morning to review the strategic operating and financial benefits expected to be derived from the transaction as well as we will discuss the deal terms and financing plans. As Cassandra mentioned, we have posted an investor deck on our website, www.nexstar.tv under Webcasts and Presentations and you may want to go there now as we'll be using that investor desk as a template for our remarks and then after that time, we'll open the call for your questions.

Let me begin by saying that with today's news, we are confident that we are creating tremendous immediate and long-term value for the shareholders at both companies. This transaction provides a significant premium to Media General shareholders and allows Nexstar and Media General shareholders both to participate in the near- and long-term upside of a leading, diversified local marketing and content company, with expanded audience reach and a strong financial and growth profile, lead by a proven broadcast and digital Management Team.

The Boards of both Media General and Nexstar have unanimously approved the transaction and I'll quickly review of the highly compelling strategic and financial benefits for both companies. Media General shareholders will receive cash of $10.55 per share, as well as approximately $6.59 per share of Nexstar stock, plus the CVR. As a result, Media General shareholders will hold approximately 34% of the combined Company's equity, thereby further participating in the upside of this transaction.

Based on Nexstar's 30-day volume weighted average price per share as of January 26, this transaction is valued at $17.14 per Media General share, again, plus the value of the CVR. The transaction consideration represents and approximate 54% premium over the closing share price of Media General on September 25, 2015, the last trading day prior to Nexstar's initial public announce regarding its interest in acquiring Media General.

For Nexstar shareholders, we continue to execute on our near- and long-term plan for platform and financial growth. This transaction increases Nexstar's broadcast portfolio by approximately two-thirds, more than doubles our audience reach and provides entree into 15 new top 50 DMAs. The new Nexstar Media Group will be one of the nation's leading providers of local news, entertainment, sports, lifestyle and network programming, as well as content through its broadcast and digital media platform. The annual revenue is projected to in excess of $2.3 billion.

As I said, the transaction is expected to result in over $500 million of average annual free cash flow, which we intend to allocate to leverage reduction, additional strategic growth investments and the continued return of capital to shareholders. Importantly, Nexstar Media Group's annual free cash flow per share is expected to exceed $10.50 per year over the 2015/2016 period, marking an approximate 34% increase in Nexstar's current pro forma 2015/2016 free cash flow of $7.85 per share.

Speaking on behalf of Tom and the board, we are delighted to have negotiated, structured and secured financing for this transaction in a manner that brings tremendous strategic and economic benefits to the shareholders of both companies. Our long-term acquisition strategies and operating discipline combined with the prudent management of our capital structure has been a proven formula for sustained, long-term growth and shareholder value appreciation and we welcome Media General shareholders as new shareholders in Nexstar Media Group and we look forward to extending our long-term record of success.

Before we begin reviewing the presentation, I would like to take just a moment to extend our heartfelt condolences to the family of Media General Chairman, Jay Stewart Bryan III, on the tragic news of his passing last weekend. An iconic media, broadcasting and publishing leader, Mr. Bryan was a driving force in the long-term growth of Media General, who prioritized journalistic integrity and a commitment to shareholders in his work. We join the Media General family and his family, friends and business associates in mourning the loss of Mr. Bryan.

With that said, I would like to first turn the call over to Vince and then Tom and I will take you through the deck, after which we will host our Q&A. Vincent Sadusky, take it away.

Vince Sadusky - Media General - President and CEO

Thanks, Perry, and thank you for those comments regarding Stewart Bryan. Good morning, everyone. I want to echo Perry's sentiments about how excited we are at Media General about this transaction, which will enable us to grow and thrive as part of the nation's second largest operator of television properties.

Over the last several months, the Media General board and management has worked diligently to maximize value for our shareholders. That is why we are pleased and have reached this agreement with Nexstar, which provides Media General shareholders with substantial and immediate value, as well the opportunity to participate in the significant upside potential of the combined Company.

Let me briefly review a few of the reasons why we find this transaction so compelling and then Perry and Tom will take you through the presentation. Together with Nexstar, we will be one of the nation's leading providers of local news, entertainment, sports, lifestyle and network programming and content through its broadcast and digital media platform with annual revenue in excess of $2.3 billion.

The combined Company's increased scale will allow advertisers and brands to benefit from a more comprehensive, integrated and competitive offering across all markets. With 171 full power television stations in 100 markets and a diverse and growing digital media operation, Nexstar Media Group will offer superior engagement across all devices and influence on consumers' purchasing decisions unrivaled by other media, including large-scale, to reach approximately 39% of all US television households.

From both a strategic and financial perspective, this transaction is compelling and we look forward to working with the team at Nexstar to bring our companies together to realize the power of this compelling combination and ensure a smooth transition. Finally, I want to say that I am very thankful for the hard work and dedication of our talented employees and I'm confident they will continue to make many value contributions as part of a larger and stronger organization.

With that, let me turn the call back over to Tom and Perry.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Thank you, Vince. And Vince obviously will be available for questions at the end of our going through the deck here and the three of us will be here to answer questions that you may have. I will be referring to the deck and again if you want to follow along with the presentation it is available on our website www.nexstar.tv.

We feel that the transaction is compelling and delivers both the immediate and long-term value to shareholders at both companies. First and foremost, it creates a leading pure play broadcast television operator. We will be the second largest broadcaster by national reach in the United States

$2.3 billion in annual revenue, reaching 39% of all US television households, increasing the geographic diversity of the portfolio in midsize and top 50 markets, the increased scale and reach of the combined digital operations is a extremely important point. There are extensive digital media assets and complementary technologies housed underneath this umbrella Nexstar Media Group now. The Nexstar Management has a record of running profitable digital media properties and we look to work with the Media General digital assets and folks in those businesses to achieve the same results in the new Company.

We believe that the transaction is financially compelling. $76 million worth of readily achievable synergies in year one, an immediate premium and substantial premium for MEG shareholders and the upside in the Company with [$840 million] (corrected by company after the call) of the EBITDA, which more than doubles our current run rate, $500 million of annual average free cash flow, as we said, which would be an increase of approximately 34% over our current run rate cash flow as a standalone company. And Nexstar, we believe, has a proven track record of establishing shareholder value, an experienced industry-leading Management Team, history of operational excellence and execution, proven ability to make acquisitions and integrate those and realize those synergies on the timetables as laid out for investors.

So with that, I will turn the call over to Tom to go through the summary of the transaction. Tom?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Great. Thanks, Perry. Thanks, Vince. Good morning, everyone. As it relates to the consideration Perry had mentioned, that 62% in cash and 38% in Nexstar stock, the stock valued at a 30-day VWAP average is approximately $6.94 and when combined with the cash portion, it becomes $17.14 a share. In addition, there is a contingent value right, which will be issued at closing to the Media General shareholders, where that value is based on the net cash proceeds from the FCC spectrum auction and there's materials available with regard to more detail on the calculation for CVR. Total transaction value is approximately $4.6 billion, including the assumption of all of the Media General debt.

There is the $60 million termination fee has been paid to Meredith this morning. In addition, they get a first look right at several of our media properties, both broadcasting and digital going forward. There are mutual benefits, as Perry mentioned, the 54% premium paid to the Media General shareholders over the closing price on September 25, which was the day prior to Nexstar's initial interest being made public. It's highly accretive to Nexstar shareholders, as Perry mentioned, approximately 34% accretive over our legacy Nexstar free cash flow per share trajectory for 2015/2016 and we continue to reiterate that $10.50 per share of free cash flow going forward for the combined companies.

Post-merger, ownership will go something along the lines of basically two-thirds legacy Nexstar shareholders, one-third for legacy Media General shareholders, two of Media General's Board of Directors will join our Board, bringing that total to nine and we are excited about that as well. We are pleased to have $4.7 billion in committed financing from Bank of America Merrill Lynch, Credit Suisse and Deutsche Bank. There is no financing contingency associated with that.

Cash considerations will be funded through a combination of new loans and bonds. We have enough debt to refinance all of Media General's debt as well as Nexstar's first lien debt and to pay the cash consideration of the stock purchase.

We believe at closing, we will be leveraged at approximately 5.5 times blended 2015/2016. The further we go into 2016 from a closed perspective, that leverage should come down on a trailing 12-month basis, but obviously, we are very pleased from a timing perspective because we'll benefit from a strong political second half in 2016 and the merger agreement provides for operating covenants that require basically the cash to be maintained in the system. So regardless of when the transaction closes, the benefit of the free cash flow from the political cycle will accrue to the combined companies.

As Perry mentioned before, there's $76 million in identified year one synergies. I will get into that in a little bit more detail in a moment. Process from here, shareholder votes of both companies will be required.

John Hughes and his affiliates have agreed to sign a voting agreement in favor of this transaction, so we're pleased with that. We will go through FCC approval and start that process in the next 10 days as well as customary other regulatory and approval trade commission, DOJ, et cetera. We will announce divestitures of a number of stations to meet FCC regulatory guidelines and more information to come on that in the near future. We anticipate closing late Q3 or Q4 of this year.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

This combination will create a leading pure play broadcasting company as well as a digital media leader, which we believe will be positioned for long-term success in the changing media environment. The combined Company would have 171 full-power broadcast stations, the most of any television group in the nation, reaching 100 markets, again, more than any other group in the nation, and that accumulative reach would be 39% of US television households, which is the second most of any major television group.

As Tom mentioned, there is very limited overlap with the existing Nexstar markets. We think the Company is very favorably positioned for the 2016 presidential race with significant presence in both battleground states and markets with high levels of political ad spend protected for this year. This transaction will increase Nexstar's broadcast portfolio by approximately two-thirds, more than doubles our audience reach, and as I mentioned earlier, provides entree into [15 new top 50 television markets] (corrected by company after the call).

The Nexstar Management Team will leverage our proven operating disciplines across the Media General assets, focused on delivering fully integrated results-driven broadcasting and digital media marketing solutions to both local and national advertising clients. We plan to marry the best-of-breed practices and people from both companies and we believe that both viewers and advertisers will benefit from more comprehensive and competitive offerings across all markets and all devices.

On page 7 of the presentation, there is a map showing the geographic layout of the Nexstar markets, the Media General markets, and the handful of overlap markets. And with that, I will turn the call back to Tom to talk a little bit about the synergies and then the size and scale of the combined entity.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Sure. As I mentioned before, we expect to have year one synergies of $76 million. They are broken into three relatively equal buckets. That is corporate overhead and duplicative function there, in addition to redundant board and professional services costs.

Net retransmission revenue in 2016 is expected to be $24 million. That's a higher revenue number and then some of that revenue number also gets rebated back and attributed back to our network partners. So that's about $24 million.

We also feel like there is substantial upside in that number going forward into 2017 and beyond. The early math there confirms that from our perspective, but we are focused on year one synergies. And then lastly just operating synergies at the operating units, the stations and the digital businesses, duplicative functions, non-market facing functions, non-sales function, non-programming and on-air functions. We believe that there will be opportunities there on the order of approximately $25 million that had been identified.

In total, we are very confident with the $76 million number. We think that has the potential to grow in the future, but given the information that we have now, that's where the number stands. Obviously, we will be working together with our partners at Media General to quantify that and see what happens going forward post-merger in terms of additional synergies.

But we are very confident in that and can provide that with the benefit of a six or a seven months closing schedule as we'll have significant time to work and be prepared to flip the switch on day one when the opportunities present themselves.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Thanks, Tom. Just as a brief profile of the combined Company, again, as we mentioned, approximately $2.3 million in revenue, adjusted EBITDA of approximately $840 million, which is inclusive of synergies and net of divested EBITDA. And for 2016, projected CapEx of about $78 million and the net debt over adjusted EBITDA would be approximately a 5.5 times opening multiple.

Nexstar has acquired [66 television stations] (corrected by company after the call) prior to this transaction and four digital businesses since 2011. The effective integration has resulted in the synergy capture that was equal to or greater than the original expectations.

Our free cash flow has grown at a compound annual growth rate of 25% per annum from 2006 through 2014. And as you know if you've been following the Company, we have a keen focus on managing costs in the capital structure, at the same time, returning capital to shareholders, all of which has led to a five-year total shareholder return that dramatically outpaces the S&P 500.

In summary, before we go to your questions, let me just restate that we believe this is a transformative and strategic and financially compelling transaction for both companies. We believe that it is an economically compelling combination for both company shareholders and that the new Company, Nexstar Media Group, will have, not only the names of both companies combined, but the best breed and best practices combined of both companies on both on-air and digital platforms and that the new Company will be led by Senior Management Team, with, we believe, a solid track record of delivering free cash flow growth and shareholder value.

With that, I would like to turn the call back to Cassandra to open the call for questions. Vince, Tom and I will be here to answer your areas of specific interest. Operator?

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Marci Ryvicker, Wells Fargo.

Marci Ryvicker - Wells Fargo Securities - Analyst

Thanks. Congratulations to everybody on the call. We are happy that this hopefully over. In terms of -- I have a bunch of questions. The first topic is the $10.50 and blended free cash flow. I assume, like EBITDA, that this includes the divested stations and then, related, what is your tax assumption embedded in this $10.50?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

The tax assumption is that all of the NOLs survive, but we're limited in their use going forward, both from a historic basis on Nexstar as well as a historic and potentially a future basis on Media General.

Marci Ryvicker - Wells Fargo Securities - Analyst

Okay. And I assume that it also included the divestitures as well.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

It does. It does.

Marci Ryvicker - Wells Fargo Securities - Analyst

Okay. And then closing of the deal late Q3, early Q4, I assume that coincides with the potential closing of the auction. So it still has to coincide with the auction. Is that correct?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

That's really the gating item. Absent the auction, we think we could close it sooner, but obviously, given the feedback that we've gotten from the FCC, they will be processing applications during the pendency of the auction. They just won't allow any of the license transfers to become effective until after the auction.

Marci Ryvicker - Wells Fargo Securities - Analyst

Okay. And do both companies require a shareholder vote?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Yes.

Marci Ryvicker - Wells Fargo Securities - Analyst

Okay. And then the last question is how did your coverage change in terms of your exposure to the networks? As the pro forma Company?

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

One of the first congratulatory messages I received was from CBS this morning. We will be the largest affiliate group of CBS. We haven't done the exact calculation by network because the 2015 numbers are being finalized and the 2016 budgets were just put to bed. But I would say that it obviously would increase our exposure to CBS and probably slightly decrease our exposure to FOX, just given the portfolio with which we are combining.

I think our ABC and NBC percentages will remain relatively unchanged from the current profile of Nexstar but we will do some more work on that and be more exact as time goes on.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

And also part of the reason was the divestitures were moving around a little bit, especially with our recent conversations with Meredith. So that is a to-be-determined final outcome there.

Marci Ryvicker - Wells Fargo Securities - Analyst

Okay, great. Thank you so much.

Operator

Dan Kurnos, Benchmark.

Dan Kurnos - Benchmark Capital - Analyst

Great, thanks. Again, also, congratulations. I certainly echo Marci's sentiment that thank God this is now kind of behind us. Just maybe a little bit nitpicky on the NOLs, Tom, but does it change your thought process at all if Media General achieves the high end of the CVR and potentially uses a significant portion of their NOLs to offset tax consequences?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

No, the CVR is structured as if it was fully taxed proceeds. So basically all of the -- we could use some of the NOLs against that, but the proceeds of the CVR will be on a net of a fully taxed basis.

Dan Kurnos - Benchmark Capital - Analyst

Got it. Thanks. And then also just on the shareholder return, get the significant improvement in free cash generation here. Maybe if you could just give us a thought about what debt levels you guys kind of feel comfortable at and how aggressive you might think about returning capital now that you have significantly more free cash to return.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Sure. Well obviously, we are taking our leverage up to a pretty significant amount at close. Part of the reason we're comfortable with that amount of closing leverage is the significant free cash flow and EBITDA improvement in the back half of 2016 because of the political year that both companies will benefit from. So we're excited about that.

On a going-forward basis, we will continue to moderate debt. We believe probably the best level for debt on the long-term basis is four times, plus or minus. We have no aspirations to be an investment grade company, but we want to have full access to the capital markets when required. At that level, we'll still have in excess of $500 million of free cash flow.

Given the recent announcement with regard to our dividend, we're going to be paying out something approximating $46 million or $47 million a year in dividends to the combined shareholder group. So that will take our free cash flow debt down from something in excess of $500 million to something just below $500 million.

So we still have adequate resources to continue to make accretive acquisitions depending on what the opportunities provide in both digital and broadcasting, anywhere from $100 million to $300 million or $400 million a year, but also provide additional free cash flow for return of capital to shareholders. Part of our mantra is to continue to grow the dividend on an annual basis. We've been successful in that historically.

We believe this transaction will only give us more headroom with regard to that. But also, it gives us the opportunity to opportunistically go back in and purchase stock, which Nexstar has been able to do and Media General has been able to do historically.

We view that as an opportunity to do that going forward. Probably not in the first six or nine months of their combined business, simply because we want to focus on bringing debt levels down, but surely thereafter, we could repurpose significantly more free cash flow to shareholder friendly activities.

Dan Kurnos - Benchmark Capital - Analyst

Got it. And just to remind us, are there any restrictions or covenants on the buyback?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Between now and closing, yes.

Dan Kurnos - Benchmark Capital - Analyst

Okay. And then just last question for me and I don't know if Vince wants to chime in on this, but just obviously, we've all been following the digital situation over at Media General. Just curious, now that you guys have had a deeper look, how you are thinking about sort of optimizing that portfolio and how you plan on addressing the underperforming assets.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Well, I will speak first and then let Vince speak a bit. Vince and I have been in regular conversations about optimizing the assets of the entire portfolio and I see that continuing right on up through closing. We think that if you look at the digital companies under the Media General umbrella and the digital companies under the Nexstar umbrella currently, there are some very complementary fits.

There are pieces in our portfolio that elements of the Media General portfolio will fill in, holes in our tech stack, if you will. There is some duplication of functions and that's where we look to consolidate under the best of breed, best practice. And our philosophy from the very beginning is we want the very best available athletes regardless of what jersey they are wearing.

And so I look forward to having very thoughtful and frequent and long conversations with Vince about how to put together the best of breed digital Company in addition to consolidating all of these assets. And so, Vince I don't know if you have anything you'd like to add to that.

Vince Sadusky - Media General - President and CEO

I think that's right on the money. This year has been difficult on the digital side from the perspective of our national businesses with kind of explosion of programmatic and the pricing issues nationally.

Where we've had very good success has been around delivering these unique products and services that we've developed and acquired over the years proprietary to our local television station markets. So that's a challenge that we've been addressing on a standalone basis.

Perry and I have had plenty of conversations around, strategically, the need and desire to be in the digital business. That strategically it's just a smart fit with these terrific content assets that both companies have going forward, this amazing scale that we have now going forward, as well as a great group of sales folks that are woven into the communities from Tampa, Florida to Joplin. So I think that there is a wonderful opportunity there and scale only benefits that digital thesis going forward.

Dan Kurnos - Benchmark Capital - Analyst

All right, great. Thanks, guys.

Operator

Davis [Abaire], Wells Fargo.

Davis Abaire - Wells Fargo Securities - Analyst

Good morning, everyone and congrats on the transaction. I've got a few balance sheet questions. Tom, you mentioned the 5.5 times leverage. And that's similar to the level you provided in the initial presentation when you -- the first offer to acquire Media General. I assume that's your number and no longer tied to a Media General consensus 2016 EBITDA number. So that's my first question on leverage.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

That is correct.

Davis Abaire - Wells Fargo Securities - Analyst

Okay. And then, interesting times in the credit markets right now. One of your peers successfully got a term loan done with ease but the high yield market has been volatile for sure. So I'm just curious how you're approaching the secured, unsecured balance of the capital structure longer term.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Well I'm not going to sit here and hand everybody the play book before we run the play because quite honestly we are weeks, if not months, away from actually approaching the market, given the timing here. We will be opportunistic. There is a bond element to what we do in a more permanent fashion.

All of the Nexstar bonds will continue to stay in so that is helpful from a long-term fixed rate perspective. But quite honestly, we are going to be making that call closer to time to actually approach the market, just in terms of what the mix is and what the variable components are. We have some flexibility as it relates to that.

But clearly, we are monitoring that and have been monitoring it pretty closely for the last couple of months. We have a view on that, but obviously it's our job to get prepared, be ready, document, round out the group more than the existing three joint book runners and be prepared so that we can opportunistically take advantage of what we hope and expect to be windows during the first 2 or 2.5 quarters of the year.

Davis Abaire - Wells Fargo Securities - Analyst

Okay. And just two more, if I could, on this situation. You've mentioned you were going to refinance all of Media General's debt. So should Media General bondholders expect some sort of tender offer? Or how do you plan to attack those bonds?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

What I said was, we have financing available to refinance all of their debt.

Davis Abaire - Wells Fargo Securities - Analyst

Okay.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

We have commitments in order to refinance their debt and we will have that discussion and exactly how we run the play closer to where we get there. But we have capacity to fund all of Media General's debt, all of Nexstar's first lien debt, all of the asset sales and some additional cushion in addition to funding the cash purchase price of the Media General stock.

Davis Abaire - Wells Fargo Securities - Analyst

Okay. And then last one, on the rating agencies, Tom, you've worked pretty hard to get the Nexstar credit ratings in a more positive scenario. I'm just curious if you've opined or had conversations with the agencies about the transactions. Do feel fairly comfortable with how they might come out on this deal?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Sure. I feel as comfortable as I can. Obviously we've been in conversations with both S&P and Moody's. They are aware of this. They have been aware of it. They have been aware generally of where we are headed. Again, we have not put a pin in exact capital structure from a first lien and a bonds perspective but we have some ranges that we have and will share with them going forward.

I feel as comfortable as I can with regard to that. I will say this. One of the things that really set Nexstar in good favor with the rating agencies was, of course, additional scale. They felt as though we were small and didn't have enough scale and diversity. I think they will have asked and we will have answered that question with this transaction.

Davis Abaire - Wells Fargo Securities - Analyst

Okay, great. Thanks so much for the color.

Operator

Sasheen Shaw, Albert Fried.

Sasheen Shaw - Albert Fried - Analyst

Hi, good morning. Congratulations on the deal. I just wanted to, I know your presentation includes on slide 11 the math on the CVR, but right now, over the past few weeks there have been a lot of numbers kind of going back and forth, so if today was the close and those assets were sold or divested, how much are shareholders expecting to get from that potential CVR? That's number one. And just wanted to go over just to confirm the regulatory approvals for the transaction. Thank you.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

On the CVR, I will take that. We have filed with the FCC. We are in the FCC quiet period, so there's not much we can say about it. We said previously, publicly, we estimate our spectrum value on the Media General side could be in the $2 to $4 value per share range.

The construct of the CVR is such that there are some offsets around any wind down costs, administrative cost and netting at the success of spectrum that's sold on the Nexstar owned television stations in their markets. So we'll go through the process. We're going to go into the auction and we think it could be very valuable, but we'll see how it all turns out.

Sasheen Shaw - Albert Fried - Analyst

Okay. So, just to understand, $2 to $4 before these expenses and then also, because of the quiet period, is there going to be further disclosure after the quiet period is over and then also just on the regulatory approval side, just to confirm some of the regulatory approvals aside from HSR and FCC.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Let me take from an accounting perspective first. The CVR is issued at closing. And so the closing will likely happen after the auction is over. At that point, we will do our best and have to, from an accounting perspective, value the CVR and put that on our balance sheet, but that won't happen until closing.

Sasheen Shaw - Albert Fried - Analyst

Okay. Thank you. And then as far as the regulatory approval, just to confirm some of those, I think you mentioned that you were going to file within the next 10 days some of them.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Yes. FCC license transfer approvals for the Media General legacy stations.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

DOJ, HSR.

Tom Carter - Nexstar Broadcasting Group Inc - CFO

And then typical DOJ and HSR regulatory approvals.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

One thing on the spectrum auction, and correct me if I'm wrong here, but we are in this quiet period. There will not be really disclosure on the spectrum auction and what was sold until the auction is over. This CVR will either be issued by Media General or by Nexstar to the Media General depending upon what closes first, the transaction or the auction.

The value won't be determined until the auction is known and, again, both Nexstar and Media General have registered stations for the auction and will have to decide their intentions as to sell or channel share or move to a VHF frequency in March, but really, there won't be any disclosure about the auction until the auction is over, as we are bound by the auction rules. Vince, is there anything more you want to add to that because that's the way, obviously, that I see it.

Vince Sadusky - Media General - President and CEO

I think that's right on. Great.

Sasheen Shaw - Albert Fried - Analyst

Great. Thank you very much.

Operator

James Dix, Wedbush Securities.

James Dix - Wedbush Securities - Analyst

Hello, good morning, guys. Just two questions for you. First, maybe for Tom. Just thinking to that $10.50 per share, which you've kind of reiterated on the free cash per share outlook from the Company pro forma. Just to kind of close out the topic, any key changes in how you've got to that number between the time you initially gave it and now?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

No, but I would say we've refined our thinking, obviously, on the NOLs and we will continue to do that in the near term. We have updated the numbers for current environment as it relates to interest rates and obviously we have more data points as it relates to both Nexstar and Media General performance which goes into that as well.

Now you're going to say well, that's all fine and well, Tom, but some of those things clearly on the interest rate side are negative and they are, but I was probably roundly criticized back in September when I put $10.50 on the table and they said go well you are being mindlessly conservative. And I said well, there are a number of things that are unknown as we begin to replace unknowns with known, we can become more definitive around that. I think we have.

We have more information. There are fewer unknowns. But we are sticking with their $10.50 and it will be $10.50 until it's not $10.50 anymore. But that will likely -- the next time we are really going to make a meaningful push and look and comment on this is on our fourth-quarter earnings call once we have a chance to get together with the Media General folks.

We've got our budget approved by our Board last Thursday, showing this is all kind of a live fire exercise from a budgeting perspective. But we anticipate giving 2016/2017 free cash flow guidance about a month from now. So there's a number of moving targets here, all of which we have a view on and all of which contribute to the [$10.50] (corrected by company after the call) but we're continuing to stick with that number until we change it.

James Dix - Wedbush Securities - Analyst

Great. That's very helpful. And then I guess just more strategically, now that the Company will be at or near the FCC cap, what strategic changes or options do you think you're considering pursuing? I mean you've talking a little bit about M&A going forward and potentially at a pretty decent clip. And so that would obviously involve other assets than TV stations. So I'm just wondering how you're thinking about strategic opportunities, in particular M&A, going forward with your larger scale.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Sure. Well, I would say, first of all, there are stations that have been anteed into the auction that would clear cap space if they are sold in the auction, so I would start with that as potentially going from 39% to something less than 39%, which gives us the ability to acquire and grow yet again if we sell stations in the spectrum auction. Again, can't predict the outcome of that, but that is one likely toggle.

I would say that we're going to look and Vince and I will continue to talk about this expanded digital portfolio that will have approximately $0.25 billion or more in revenue and what pieces are missing, what's additive, what potentially could be added, and we want a best of class digital company to serve local markets with digital assets in addition to broadcasting assets.

And so I would think there would be opportunity to selectively build out our product offerings there. And then, I think, as Tom and I have said from the very beginning, that once substantial M&A opportunities that either close or pass, that we would increasingly return a higher percentage of our free cash flow to shareholders.

James Dix - Wedbush Securities - Analyst

Great. Thanks. Very helpful.

Operator

Tommy Moll, Stephens.

Tommy Moll - Stephens Inc. - Analyst

Thanks for taking my call. First question is for Vince. Just to clarify here, the $2 to $4 range for the CVR, is that on an after-tax basis?

Vince Sadusky - Media General - President and CEO

Yes.

Tommy Moll - Stephens Inc. - Analyst

Okay. Thanks. And then, Tom, appreciate the increased disclosure around the synergy buckets that are in the deck. I don't really have any questions on the year one, but just looking beyond, you mentioned the increased scale you will have to negotiate retrans as a combined business.

Could you give us a couple of the big chunks of renewals that you may have coming up assuming a close Q3 or Q4 of this year? When would be some of the first large negotiations you would have with retrans following the close?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

Well, Tommy, I know you know this. We don't talk about specific names. We don't talk about specific subcounts. We don't talk about rates.

Having said that, just on the Nexstar contract database, 47% of our subscribers come up in 2016. Approximately 8% of that is mid-year, with the other 40 % plus or minus at year end. Is that responsive to you question?

Tommy Moll - Stephens Inc. - Analyst

Well I was really thinking that kind of layout is useful -- I was trying to get my mind around when would be the next chunk to come, maybe in 2017 or 2018, as a combined business.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Well approximately 35% of our subs renew every year. It's a little higher this year upcoming and then I think that with some shorter-term renewals that we have done, you're going to continue to see something between 35% and 40% per year. So this is not a one-time event. This is a continual process of renewing, repricing, renewing, repricing and what we have given visibility to is just what the pro forma impact would be for calendar year 2016 if we had closed on January 1.

But obviously, as we get into mid-year and we've got a renewal that happens then, that will potentially increase our view on the retrans trend synergies. Obviously, the ones that reset at the end of year will have an impact for full-year 2017. I don't consider that synergies per se because that's just kind of doing the work.

But it will all be additive and as we continue to say, with total broadcast stations receiving roughly 12% of distribution revenue, but earning 35% of the viewing in a typical MVPD home, there's substantial upside to the retrans, both the revenue and the expense, but we believe that the net contribution dollars will continue to grow for the next two to three cycles in a meaningful way before the growth rate starts to level off because then we'll be closer to parity.

Tommy Moll - Stephens Inc. - Analyst

Great. That's very helpful. Thank you, Perry. My last question is for Perry. You have written a great play book on how to acquire and fold in TV broadcasting assets. The Media General deal will obviously be the largest in the history of Nexstar. And so I just wonder, strategically, if you can give us a sense of how, if at all, this integration may be different than some of the ones you've had success with in the past.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

I think as we have gone through our diligence in having conversations with Vince, and Vince and I have known each other long before this traction came about, we believe by and large that the Media General stations are run a lot like the Nexstar stations. Our focus on local contact, the focus on local revenue development, and an eye toward cost. And so we think the companies have a lot more alike -- they share a lot more similarities than they do differences.

So we obviously will be staffing up with our pro forma staff increase at the Nexstar corporate headquarters is something approximating 40 people to be able to manage this and we'll be staffing up in anticipation of the transaction. And whether those people come from the Media General corporate office or come from the open market, again, we want the best available athletes, but we are creating new positions here to make sure that we --

Remember, I started the Company 20 years go with one corporate employee and that was me and we now have about five dozen folks to help manage and direct the enterprise. That will grow yet again as we grow yet again. So I am confident and believe me it's a question that our Board has asked me on more than one occasion as we went through this process.

Make sure we can manage what we can run. We believe that we will be able to, again, pick the best available athletes, regardless of their jersey and put together the team that will manage this Company not only in the near term but for the long-term.

Tommy Moll - Stephens Inc. - Analyst

Great. Thank you and congratulations.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Thank you.

Operator

David Cohen, Midwood Capital

David Cohen - Midwood Capital - Analyst

Hello, guys. Congratulations. My question on the sort of cost of financing was already asked and not exactly answered, but that's okay.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Then I've done my job.

David Cohen - Midwood Capital - Analyst

Yes.

Operator

Jim Goss, Barrington Research.

Jim Goss - Barrington Research - Analyst

Thanks. Congratulations also. Perry, what you had just gotten into in terms of the headquarters and the staffing is one thing I wanted to look at. With this expanded scope and the national presence, it's even more broad than it was.

Are there organizational elements or things that you might bring to us in terms of how you're approaching sales and management or whether there might be regional opportunities perhaps or anything else that you might be thinking of that we're not necessarily focusing on?

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

As you may know, we have five regional vice presidents that control or oversee the operations of roughly a dozen markets each in our current configuration. We believe that is an effective span of control so if we're going to go to 100 markets, we will need to add more folks to oversee those markets. And we believe that the Media General organization has some fine folks that are in that function and we hope that they have an interest in continuing on with the new Company and the bigger Company.

Tom has a plan for adding to staff, not only at the senior level, but at the worker bee level as well to make sure that we can continue to provide the quality, timely financial information that we feel that investors deserve as a public Company. And from IT to local content development, yes, there will be adds to staff. Our legal team will grow. Our HR team will grow and it's kind of all in the plan.

We have the org chart with the boxes. Now we just have to start filling in some of the names. But I think we have a pretty comprehensive game plan to integrate and also actively manage the business on a going-forward basis.

Jim Goss - Barrington Research - Analyst

Okay. Do you think there could be regional sales opportunities somewhere between what you do in each of the local markets and what the national advertising might be and possibly even include competitors in some of those efforts as well? Or is that too much?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

We do regional sales opportunities now. For example, we've created a Texas state capital/regional news network that produces custom reports for our stations and there are some third-party parties as well and that's currently housed in the Media General station in Austin, Texas. So some of this is already being done.

Obviously, if you look at the map, you see where we have increased concentrations of stations where we go from one market in a state to three markets in a state and that's a very good thing. We have had success at Nexstar of developing regional sales opportunities and custom content opportunities. We will have a crew of four at the Super Bowl that will cost us about $17,000.

And to date, we've generated over $0.5 million in revenue from custom sponsored reports live from the Super Bowl, whether it's an athlete from your area or a custom report on the team or an inside look at the locker room or whatever. And obviously with more resources in the combined Company, we will have that opportunity to do more of those things.

I do believe in regional sales opportunities. If you look at the penetration in the state of New York, with the addition of the Media General stations in Albany and Buffalo, we will now be in every the DMA in the state of New York, except for New York City. Well I think there is a lot you could do with the state lottery and things like that and become a one-stop shop for folks the cover every market in the state.

And Media General has people on staff right now that are exploring those kinds of opportunities. And again, with the increased scale, I think it just gives us a larger entree into the art of the possible and we don't count that as a synergy, we count that as upside to running the business. And I think you will see us be very aggressive in trying to source those opportunities post-closing.

Jim Goss - Barrington Research - Analyst

Okay. And last question. You mentioned the gating element for the closing was the spectrum auction to some extent. But since you are running say 30 to 60 days ahead of where you might have been because of the way things developed of the last couple of days, if you are able to move the closing date up a little bit more and you are able to take in some more of the political, will that matter or not?

Since the companies will be combined, will there be any necessary benefit to Nexstar in the next forum if you are able to move the closing date up or will it not really matter that much?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

The benefit will come from being able to realize the synergies earlier. In terms of political in particular, if that's your question, not in a meaningful way, simply because the cash will be retained in the system whether that's at Media General or at Nexstar or at the combined Company. All the cash remains there. There are operating covenants with regard to what can and can't happen.

Somebody made the comment, can you buy back stock? And the answer is, not really. It would take a waiver under operating agreements from that perspective. So the cash is, for the most part, retained. They lost opportunity, and it's not really a lost opportunity, it's just the ability to begin to recognize the synergies that much earlier.

Jim Goss - Barrington Research - Analyst

All right, thanks. That's very helpful.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

And having said that as well, I plan to be in Washington for a good part of the month of February and preview the transaction which by the time I get there should be on file with the regulatory agencies and to demonstrate that we plan to take all steps to make sure that our national coverage is below the national ownership cap, that both Vince and I have committed that we're going to sell stations in overlap markets rather than attempt to get waiver.

We don't want a small deal to hold up the big deal and, again, and we'll see where we are with the FCC. I think if we've complied with all of their processing requirements and there's a pretty clear view on what both Media General and Nexstar plan to do in the auction, we may ask them at that point if there is a possibility to waive their requirement that there auction be completed before the transaction close.

But they haven't indicated a willingness or an interest in doing that and we haven't discussed that with them, so that's why we're sticking with the guidance that we were given that transactions may be granted that they not be permitted to close until the auction is considered final. But we will see where we are at each checkpoint along the way.

Jim Goss - Barrington Research - Analyst

All right. Thanks so much.

Operator

Barry Lucas, Gabelli & Co.

Barry Lucas - Gabelli & Co. - Analyst

Thank you. Good morning and thanks for all the color. I've got two. Maybe one for Tom is thought. Very quickly, Tom, given the comments on utilization of the NOLs, when might you think the combined Company would be a meaningful taxpayer?

Tom Carter - Nexstar Broadcasting Group Inc - CFO

I would say 2018.

Barry Lucas - Gabelli & Co. - Analyst

Okay. Easy enough. And one for Perry. I think you've opined from time to time, Perry, about staying away from content creation the way some of your peers have done in daytime programming away from news. But now with the bigger scale and the number of markets that you'll be in, does content creation provide a little bit more of an opportunity for you as you go forward?

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

I believe, Barry, still that this is a local service business and content is best when it is created locally. Having said that, Media General has had some success in that area and we certainly want to spend more time with Vince and the folks at BiteSizeTV and the work that they have done.

I would tell you that it's on the list of priorities. It is not a top priority, but if something is working, I would see no reason for it not to continue. But again, the vast majority of our time and effort is towards producing local and regional content that is differentiated from our competitors and making our money that way.

Barry Lucas - Gabelli & Co. - Analyst

Great. Thanks so much.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Thank you, Barry.

Operator

And that concludes today's question and answer session. At this time, I will turn the call back to Mr. Perry Sook for any additional or closing remarks.

Perry Sook - Nexstar Broadcasting Group Inc - Chairman, President and CEO

Well, thank you very much, Cassandra. In closing, I just want to say that our definitive agreement to acquire Media General, again, we believe, highlights our role in the industry as a leading consolidator through accretive transactions. Since Nexstar's formation almost 20 years ago, we've built the Company through a disciplined approach to acquisitions and have consistently enhanced the operating results of the acquired stations and the digital media properties that we bought.

As result, from 2006 through 2014, Nexstar's free cash flow grew at a compound annual growth rate of approximately 25%. As we complete this current 2015/2016 cycle, as well as add the acquisition of Media General, pro forma free cash flow compound annual growth will move to a rate north of 60%, which we believe is matched by very few, if any, companies of our size in the TMT sector.

For Nexstar, our fourth-quarter mark a strong end of what was already a record year of free cash flow. As a begin to benefit from what are expected to record levels of political advertising this year, the ongoing renewal of our retransmission consent agreements and the completion of several smaller transactions announced in the second half of 2015, combined with the late Q3 or early Q4 closing of the Media General transaction, we believe that with excellent visibility on delivering or exceeding our free cash flow targets and a clear path for the continued near- and long-term enhancement of shareholder value.

With that, thank you for joining us this morning. We look forward to reporting our Q4 results to you on Thursday, February 25.

Operator

And this does conclude today's conference. We thank you for your participation. You may now disconnect.

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NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, or a solicitation of any vote or approval. In connection with the Agreement and Plan of Merger, by and between Nexstar Broadcasting Group, Inc. (“Nexstar”), Media General, Inc. (“Media General”) and Neptune Merger Sub, Inc. (the “Merger”), Nexstar and Media General intend to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 to be filed by Nexstar that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov. In addition, the joint proxy statement/prospectus (when finalized) will be mailed to stockholders of Nexstar and Media General.

Certain Information Regarding Participants

Nexstar and Media General and their respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Nexstar will file with the SEC when it becomes available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar and Media General claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, Nexstar and Media General undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see Media General’s and Nexstar’s filings with the SEC.